EXHIBIT 4.12

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change March 20, 2014
Item 3	News Release The news release dated March 20, 2014 was disseminated through Marketwire and filed on EDGAR.
Item 4
Summary of Material Change

Pretivm announced that it closed the final tranche of the agents’ option in respect of its previously announced flow-through private placement.  The Company issued an aggregate of 869,566 CEE flow-through common shares at a price of $8.05 per share for aggregate gross proceeds of approximately $7.0 million.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm announced that it closed the final tranche of the agents’ option in respect of its previously announced flow-through private placement (the “Offering”).  The Company issued an aggregate of 869,566 CEE flow-through common shares (the “CEE Flow-Through Shares” and together with the ITC Flow-Through Shares as defined below, the “Flow Through Shares”) of Pretivm at a price of $8.05 per share for aggregate gross proceeds of approximately $7.0 million.  An aggregate of 248,448 of the total CEE Flow-Through Shares issued were issued as a result of the agents exercising their additional over-allotment option (the “Additional Option”) granted by the Company as announced on March 7, 2014.

A total of 3,425,327 Flow Through Shares have been issued under the Offering since March 6, 2014, for total gross proceeds to Pretivm of approximately $28.0 million.

BMO Capital Markets was the lead agent and sole bookrunner for the Offering, which included a syndicate of agents.

The proceeds of the Offering will be used to advance exploration activities in the Brucejack Project’s Valley of the Kings related to mine plan optimization and new exploration targets. The gross proceeds of the Offering will be used during the 2014 exploration program to incur eligible Canadian Exploration Expenses ("CEE") and, for the 568,182 ITC flow-through common shares (the “ITC Flow-Through Shares”) issued on March 6, 2014, as previously announced, that will qualify as "flow through mining expenditures", as defined in subsection 127(9) of the Income Tax Act (Canada), and "BC flow-through mining expenditures", as defined in the Income Tax Act (British Columbia), (the "Qualifying Expenditures"), which will be renounced to the subscribers with an effective date no later than December 31, 2014.

The Flow-Through Shares are subject to resale restrictions for a period of four months plus one day from their issuance. The Flow-Through Shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Executive Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 20th day of March, 2014.